CONTRACTUAL OBLIGATIONS OF THE COMPANY

The following table presents, as at December 31, 2005, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below (expressed in thousands of dollars):

		Payments due by period
		Less	1-3	3-5	More than
Contractual obligations	Total	than 1year	years	years	5 years

Long-term debt obligations	$ --	$ --	$ --	$ --	$ --
Purchase obligations	--	--	--	--	--
Other long term obligations	13,300	--	--	--	13,300
Total contractual obligations	$13,300	$ --	$ --	$ --	$13,300